Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Seafarer Exploration, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

811733 10 4

(CUSIP Number)

Micah Eldred

100 Second Avenue South, Suite 300N

St. Petersburg, FL. 33701

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.

CUSIP No. 811733 10 4
(1) Names of reporting persons: Micah Eldred
(2) Check the appropriate box if a member of a group -
(a) member of the group and the membership is expressly affirmed
(b) disclaims membership in a group	X
(3) SEC use only -
(4) Source of funds: PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization: United States of America
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power: 34,700,000 shares of common stock, $0.0001 par value per share
(8) Shared voting power: none
(9) Sole dispositive power: 34,700,000 shares of common stock, $0.0001 par value per share
(10) Shared dispositive power: none
(11) Aggregate amount beneficially owned by each reporting person: 34,700,000 shares of common stock, $0.0001 par value per share
(12) Check if the aggregate amount in Row (11) excludes certain shares -
(13) Percent of class represented by amount in Row (11): 13.025 percent, at date of issue
(14) Type of reporting person: IN

Item 1. Security and Issuer.

Common Stock, $0.0001 par value per share

Seafarer Exploration, Inc.

Suite 209N

14497 N. Dale Mabry Highway

Tampa, 33618

Item 2. Identity and Background.

Certain information about the reporting person and each director and executive officer of the reporting person is set forth below.

Reporting person -
(a)	Name:	Micah Eldred
(b)	Address:	100 Second Avenue South, Suite 300N, St. Petersburg, FL. 33701
(c)	Principal Occupation	Registered principal of Spartan Securities Group, a registered securities broker-dealer
(d)	Criminal Convictions	None
(e)	Civil Proceedings	None
(f)	Citizenship	United States of America

Item 3. Source and Amount of Funds or Other Consideration.

The reporting person purchased the 34,700,000 shares of stock for the purchase price of $5,000.00 paid from personal funds.

Item 4. Purpose of Transaction.

The purpose of the purchase was to invest in Seafarer Exploration and to provide the reporting person with property to distribute to an aggregate of 30,360,000 shares to an aggregate of 36 family members, associates, employees and others.

(a) The reporting person does not plan to acquire any other securities of Seafarer Exploration; however, the reporting person distributed 30,360,000 shares of Seafarer Exploration’s common stock to an aggregate of 36 family members, associates, employees and others;

(b) The reporting person does not have any plan for an extraordinary corporate transaction involving Seafarer Exploration or any subsidiary;

(c) The reporting person does not have any plan for sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) The reporting person does not have any plan for any change in the present board of directors or management of Seafarer Exploration, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) The reporting person does not have any plan for any material change in the present capitalization or dividend policy of Seafarer Exploration;

(f) The reporting person does not have any plan for any other material change in the issuer's business or corporate structure; and Seafarer Exploration is not a registered closed-end investment company;

(g) The reporting person does not have any plan for changes in Seafarer Exploration 's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) The transactions identified in this report will not cause Seafarer Exploration securities to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) The transactions identified in this report will not cause any class of equity securities of Seafarer Exploration becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Not applicable

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number of shares of Seafarer Exploration purchased by the reporting person was 34,700,000 shares, constituting 13.025 percent of the class;

(b) The reporting person has the sole power to vote and the sole power to dispose of the 34,700,000 shares of common stock.;

(c) There were no transactions in the common stock, other than as reported in this Schedule 13D effected during the sixty days preceding the date this Schedule 13D should have been filed nor between that date and the date of filing of this Schedule 13D by the reporting person named in response to Item 2, except the distribution of an aggregate of 30,360,000 shares of Seafarer Exploration common stock to an aggregate of 36 the reporting person’s family members, associates, employees and others.

(d) No person other than the reporting person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 34,700,000 shares of common stock, except those 36 persons to whom the reporting person has distributed an aggregate of 30,360,000 shares of the common stock.

(e) The reporting person ceased to be the owner of five percent or more of Seafarer Exploration’s common stock before even taking registered title to the common stock simultaneous with the acquisition of the common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Exhibits.

Rule 13d–1(k) agreement	None
(2)	None
(3)	None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2009

/s/ Micah Eldred

Micah Eldred